UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

YOUNG BROADCASTING INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

987434107

(CUSIP Number)

March 22, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 987434107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VINCENT J. YOUNG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐ See Item 8 of Schedule 13G
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1, 846,539 - Class B shares

	6.	Shared Voting Power 439,400 – Class B shares

	7.	Sole Dispositive Power 1,836,489 - Class B shares

	8.	Shared Dispositive Power 385,000 – Class B shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,285,939 - Class B shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.9% of aggregate of Class A and Class B shares

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ADAM YOUNG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐ See Item 8 of Schedule 13G
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 791,062 - Class B shares

	6.	Shared Voting Power 385,000 – Class B shares

	7.	Sole Dispositive Power 791,062 - Class B shares

	8.	Shared Dispositive Power 385,000 – Class B shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,176,062 – Class B shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9% of aggregate of Class A and Class B shares

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JAMES A. MORGAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐ See Item 8 of Schedule 13G
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 399,195 - Class B shares

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 399,195 - Class B shares

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 399,195 - Class B shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.0% of aggregate of Class A and Class B shares

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEBORAH A. MCDERMOTT

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐ See Item 8 of Schedule 13G
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 162,555 - Class B shares

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 162,555 - Class B shares

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,555 – Class B shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8% of aggregate of Class A and Class B shares

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Young Broadcasting Inc.
	(b)	Address of Issuer’s Principal Executive Offices 599 Lexington Avenue, New York, NY 10022

Item 2(a)–(c)		Name, Address of Principal Business Office and Citizenship of Person Filling:

Except as noted in Item 8 below, this statement is being filed pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Exchange Act") on behalf of the following reporting persons: (i) Vincent J. Young, (ii) Adam Young, (iii) James A. Morgan and (iv) Deborah A. McDermott. The principal business office of each such person is c/o Young Broadcasting Inc., 599 Lexington Avenue, New York, New York 10022. Each such person is a United States Citizen. Attached as Exhibit A hereto is the Joint Filing Agreement, dated as of March 22, 2004, entered into among such persons pursuant to which it was agreed that this statement be filed on behalf of all of such persons.

(d)

Title of Class of Securities

The Class A common stock, $.001 par value, of the Issuer is registered pursuant to Section 12 of the Exchange Act.  In the event of the transfer of shares of the Class B common stock, $.001 par value, of the Issuer to any person, other than a member of the Management Group (as defined in the Issuer’s Restated Certificate of Incorporation), said shares of Class B common stock shall automatically convert, effective as of the date of transfer thereof, into the same number of shares of Class A common stock.  Except as otherwise provided in the Issuer’s Restated Certificate of Incorporation, with respect to matters on which the stockholders of the Issuer shall be entitled to vote, each holder of Class A common stock shall be entitled to one (1) vote for each share of such stock held by such holder, and each holder of Class B common stock shall be entitled to ten (10) votes for each share of such stock held by such holder.

	(e)	CUSIP Number 987434107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership

See items 5 through 9 and item 11 of the cover pages. Share totals for Vincent J. Young contained in items 5, 7 and 9 include 1,119,250 shares of Class B common stock underlying options granted pursuant to the Issuer’s Amended and Restated 1995 Stock Option Plan (the “Plan”).  Share totals for Adam Young contained in items 5, 7 and 9 include 40,800 shares of Class B common stock underlying options granted pursuant to the Plan.  Share totals for James A. Morgan contained in items 5, 7 and 9 include 345,525 shares of Class B common stock underlying options granted pursuant to the Plan.  Share totals for Deborah A. McDermott contained in items 5, 7 and 9 include 148,000 shares of Class B common stock underlying options granted pursuant to the Plan.  Also see Item 8 below.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

There are other Persons known by the reporting persons to have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported in this statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Each of Vincent J. Young, Adam Young and James A. Morgan currently serves as a director and executive officer of the Issuer and Deborah A. McDermott currently serves as an executive officer of the Issuer. Such persons affirm that they are acting as a "group," solely for the purpose of causing the Issuer to qualify as a Controlled Company as such term is used in Rule 4350(c)(5) and IM-4350-4 of the rules of The Nasdaq Stock Market. As of March 8, 2004, Vincent J. Young, Adam Young, James A. Morgan and Deborah A. McDermott collectively beneficially owned(1) 1,979,895 shares of the Issuer's Class B common stock (representing an aggregate of 19,798,950 votes), representing 51% of the voting power of the Company as of such date(2).  Except to the extent indicated herein, none of such individuals has the power to vote, to direct the voting of, to dispose, or to direct the disposition of the shares of common stock beneficially owned by the other individuals and each of such persons hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Exchange Act of the shares of common stock beneficially owned by the other individuals.  In addition, there exists no written or other agreement among such individuals with respect to voting of any of the shares of common stock of the Issuer beneficially owned thereby.

(1)  For purposes of this sentence, the calculation of  "beneficial ownership" includes only beneficial ownership of shares of Class B common stock that were issued and outstanding as of the referenced date.

(2)  As of March 8, 2004, there was issued and outstanding 17,737,993 shares of the Issuer's Class A common stock and 2,109,133 shares of the Issuer 's Class B common stock.  Based on one vote per share for the Class A common stock and ten votes per share for the Class B common stock, the issued and outstanding shares of the Issuer's common stock as of March 8, 2004 represented an aggregate of 38,829,323 votes.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 22, 2004, as of March 8, 2004

/s/ Vincent J. Young
Vincent J. Young

/s/ Adam Young
Adam Young

/s/ James A. Morgan
James A. Morgan

/s/ Deborah A. McDermott
Deborah A. McDermott

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Class A Common Stock, $.001 Par Value, of Young Broadcasting Inc., dated March 22, 2004, as of March 8, 2004, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.

Dated: March 22, 2004

/s/ Vincent J. Young
Vincent J. Young

/s/ Adam Young
Adam Young

/s/ James A. Morgan
James A. Morgan

/s/ Deborah A. McDermott
Deborah A. McDermott